SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

               Commission File Number:   0-24822

                 KAHLER MANAGEMENT CORPORATION
     (Exact name of registrant as specified in its charter)

            20 Second Avenue SW, Rochester MN 55902
                         (507) 285-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, $.10 par value
    (Title of each class of securities covered by this Form)

                              None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   X       Rule 12h-3(b)(1)(ii)     ___
     Rule 12g-4(a)(1)(ii) ___      Rule 12h-3(b)(2)(i)      ___
     Rule 12g-4(a)(2)(i)  ___      Rule 12h-3(b)(2)(ii)     ___
     Rule 12g-4(a)(2)(ii) ___      Rule 15d-6               ___
     Rule 12h-3(b)(1)(i)  ___

     Approximate number of holders of record as of the certification or notice date: One. Kahler Management Corporation became a reporting company in anticipation of the distribution by spin off dividend of approximately 90% of its outstanding common stock to the shareholders of its parent, Kahler Realty Corporation. Such spin off dividend has been indefinitely postponed and, accordingly, this Form 15 is being filed to terminate Kahler Management Corporation's duty to file reports under the Securities Exchange Act of 1934, as amended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Kahler Management Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 12, 1995             Kahler Management Corporation
                              By:  Harold W. Milner
                              Harold W. Milner, President and Chief
                              Executive Officer